United States securities and exchange commission logo





                            October 30, 2023

       Jiande Chen
       Chief Executive Officer
       Redwoods Acquisition Corp.
       1115 Broadway, 12th Floor
       New York, NY, 10106

                                                        Re: Redwoods
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 17,
2023
                                                            File No. 333-273748

       Dear Jiande Chen:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 31, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Questions And Answers About The Proposals
       Following the business combination, what will be the Combined Company's liquidity position?, page vii

   1. We note your response to comment 2 and re-issue in part. Please provide disclosure in the
                                                        Summary of the Proxy
Statement/Prospectus to include a discussion of the Combined
                                                        Company   s liquidity
position following the Business Combination. Ensure this disclosure describes and
quantifies the payments required to be made by the Combined Company following the Business
Combination, including transaction expenses, as well as any other debt obligations of the
Combined Company.
 Jiande Chen
FirstName
Redwoods LastNameJiande
          Acquisition Corp.Chen
Comapany
October 30,NameRedwoods
            2023           Acquisition Corp.
October
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2. We note your response to comment 2. Please revise this Q&A to disclose your liquidity position if there are maximum redemptions. This discussion should account for your estimated transaction expenses.
What equity stake will current Redwoods stockholders and ANEW stockholders hold in the
Combined Company. . ., page viii

3. We note your response to comment 6 and re-issue in part. Please revise this table and all other related tables to:
             separately show the public rights issued from the private rights issued;
             identify the related party to whom shares are to be issued; address any potential dilution that may result from Section 5.18 of the Business
             Combination Agreement; and
             show the ownership on a percentage basis of the various groups listed under
                Dominator    in the table based on the assumptions shown in the
headings to the
             table.
Interests of Certain Persons in the Business Combination, page 10

4. We note your response to comment 22 and re-issue. Please revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Risk Factors
Redwoods' stockholders will experience dilution as a consequence of, among other transactions, the issuance of Redwood Common Stock. . ., page 44

5. We note your response to comment 26 and re-issue in part. Please revise the table on page
         44 to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination, including the amount of equity held by founders.
Redemption Rights, page 58

6.       We note your response to comment 30 and re-issue. Your disclosure on page 58
         states, "holders of public shares may seek to redeem their shares for cash, regardless of whether such holders vote for or against the business combination proposal[,]" whereas your disclosure on page 81 states investors "will be entitled to receive cash for these shares only if you affirmatively vote 'for' or 'against' the business combination proposal[.]"
         Please reconcile.
 Jiande Chen
FirstName
Redwoods LastNameJiande
          Acquisition Corp.Chen
Comapany
October 30,NameRedwoods
            2023           Acquisition Corp.
October
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FirstName LastName
Background of Redwoods' and ANEW's Financial Advisor, page 72

7. We note your response to comment 38 and re-issue in part. Please provide the basis for
         your statement on page 71 that    the market of generic drugs
targeting diseases like
         Alzheimer   s disease and Parkinson disease was valued at $416.06
billion in 2022, and is
         expected to grow at a CAGR of 6.51% to 2028" or remove this statement from the filing.
8. We note your response to comment 39 and re-issue in part. Please explain the basis for the statement on Page 71 that ANEW is "compliance ready" because it is "currently trading
         on the OTC Markets." Additionally, please disclose ANEW   s most
recent trading price,
         specify the OTC trading market on which it currently trades, and clarify which filings are
         "up to date."
9. We note your response to comments 42 and 43. Please clearly disclose in the Q&A and
         Summary of the Proxy Statement/Prospectus that Chardan was an underwriter of the
         Redwoods IPO and was retained as the M&A and capital markets advisor to both
         Redwoods and ANEW in connection with the Transactions and quantify the aggregate fees payable to Chardan that are contingent on completion of the business combination. Ensure that this potential conflict of interest is also mentioned and clarify those risks to investors.
Proposal No. 4 - The Incentive Plan Proposal, page 86

10. We note that in response to prior comment 45 you have removed the disclosure that had appeared under "Repricing" in this section. Please tell us how the removal of that disclosure is consistent with provisions in the last sentence of
Section 5.9 of the 2023
         Incentive Plan included as Annex G. If the combined company   s board
of directors may,
         without the approval of stockholders, reprice options or SARs, please include appropriate disclosure regarding these repricing provisions which could occur without stockholder approval, including whether proxy advisory firms could find any such repricings without stockholder approval contrary to a performance-based pay philosophy. Our Research Pipeline, page 121

11. We note your response to comment 48 and the inclusion of your pipeline table on page
         122. We note you have presented ANEW   s anticipated clinical trials
as being Phase I/II
         and Phase II/III for all product candidates. We note, however, your disclosure on page 134 that clinical trials are typically conducted in three sequential phases, and your disclosure on page 124, that within the next year, ANEW plans to complete the animal toxicology package for AMI-202 and the submission of an Investigational New Drug application
         (IND) to the FDA for permission to start the first-in-human Phase I Compassionate Use study of AMI-202 in late-stage ALS patients. Given this disclosure, please revise the pipeline table to show separate columns for each of the three phases of the anticipated clinical trials or disclose why ANEW believes it will be able to conduct combined trials for each product candidate. Additionally, ensure that any product candidate mentioned in
 Jiande Chen
FirstName
Redwoods LastNameJiande
          Acquisition Corp.Chen
Comapany
October 30,NameRedwoods
            2023           Acquisition Corp.
October
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         this pipeline table is discussed in the "Information About Anew" section, or remove the product candidate from the pipeline table.
12.      We note your response to comment 53. As it concerns your gene therapy product
         candidates, please clarify whether you have submitted an IND Application to the FDA.
13.      We note your disclosure that ANEW   s primary focus for 2024 and 2025
is the
         advancement of a portfolio of product candidates that includes cardiovascular diseases and dermal diseases. Given that your product pipeline does not appear to include potential indications for those diseases, please revise your disclosure to clarify how those indications will be pursued in 2024 and 2025.
Cell and Gene Therapy - a-Klotho gene, page 122

14. We note your response to comment 56 and re-issue in part. While you have provided several examples of the "[s]everal hundred publications in major scientific journals [that]
         support the continued research of Klotho protein[,]" it is not clear how these named and unnamed studies support the claims you make in this section. Please specify why you believe each of these publications support the claims you make in this section, including whether each of these studies concerned pre-clinical stage or clinical stage research, or remove this statement from the filing.
15. We note your response to comment 57 and re-issue as it concerns AMI-202 (AAVmyo-
         Des-sKL). Please clarify if AMI-202 is dependent on the patented RNA splicing variant.
Management After The Business Combination, page 142

16. We note your response to comment 40, specifically that Dr. Rodriguez will serve as Chief
         Scientific Advisor to the Combined Company on a consulting basis. Please revise the table on the top of this page to include Dr. Rodriguez. Refer to Item 401(c) of
         Regulation S-K. If there is a written agreement underlying this arrangement, please file it as an exhibit and disclose the material terms of the agreement in an appropriate section of the registration statement.
Unaudited Pro Forma Condensed Combined Financial Information, page 150

17.      Please address the following regarding your response to prior comment
67:
             As previously requested, revise to clarify the extent to which you have a minimum cash condition for completing the merger.
             Based on your disclosure of Scenario 2, you assume "...that 100% of Redwoods public stockholders holding 5,396,650 shares of Redwoods common stock will exercise their redemption rights upon consummation of the Business Combination at a redemption price of approximately $10.47 per share as of June 30, 2023. " You disclose the following on page 156: "...if suitable terms for a PIPE financing cannot be reached, there is a probability the merger will no longer be completed due to insufficient cash." You also disclose the following on page 163:
"Assuming the
 Jiande Chen
Redwoods Acquisition Corp.
October 30, 2023
Page 5
              maximum redemption of Redwood shares, and no additional funding is received, the
              Combined Company is expected to have approximately ($11.1) million of cash on its balance sheet after Closing. The cash deficit of $11.1 million will be paid by a combination of new financing and funds not redeemed by the redeeming shareholders. There is no commitment for new financing, or any funds not redeemed by the redeeming shareholders." Revise to present a pro forma scenario depicting the maximum level of redemptions assuming no additional funding at which the merger is still probable of completion.
Description of Securities, page 165

18. We note your revised disclosure in response to comment 73, however, we continue to note that you disclose that the second amended and restated certificate of incorporation will authorize the issuance of 1 million shares of preferred stock. Please revise so that this disclosure reconciles to the information set forth in Annex B which indicates 10 million shares of preferred stock will be authorized.
Comparison of Stockholder Rights, page 171

19. We note your disclosure on page 171 that the Combined Company will have a single class of directors. Please tell us how this reconciles to Article V.5 of Annex B. As requested by prior comment 64, if the Combined Company will have a classified board, please describe the classified board provisions in this section and identify which class each director will
         belong to and when each class   s term will expire.
General

20. We note your response to comment 85 and re-issue. Please tell us, with a view to disclosure, whether you have received notice from Chardan about ceasing involvement in the transaction and how that may impact the deal or the deferred underwriting
         compensation owed to it for the SPAC   s initial public offering and
other advisory
         services. If you have not received this notice from Chardan, please so affirmatively state in correspondence.
21. We note that you filed a preliminary proxy on Schedule 14A on October 16, 2023 which
FirstName LastNameJiande Chen
       concerns, among other things, the Extension Amendment Proposal. Please ensure that
Comapany
       yourNameRedwoods     Acquisition
            amended S-4 addresses         Corp. of any proxy vote connected to
this Proposal and
                                     the results
Octoberany
        30,resulting
            2023 Pageshareholder
                        5        redemptions.
FirstName LastName
 Jiande Chen
FirstName
Redwoods LastNameJiande
          Acquisition Corp.Chen
Comapany
October 30,NameRedwoods
            2023           Acquisition Corp.
October
Page 6 30, 2023 Page 6
FirstName LastName
       Please contact Ibolya Ignat at 202-551-3636 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Giovanni Caruso, Esq.